FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F for Form 40–F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82–      N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6–K

Signature

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: November 14, 2007

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Reports Third Quarter Earnings

New York, November 14, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, today reported financial results for the third quarter and nine months ended September 30, 2007.

Commentary

Lawrence Ho, Chief Executive Officer and Co-Chairman of Melco PBL Entertainment, commented, “The third quarter was a transitional period for Crown Macau as the property became fully activated from late July. Hold adjusted property EBITDA has grown each month during the third quarter, and we are excited by our continued progress in expanding the business. VIP rolling chip volume has shown excellent growth, progressing from US$1.375 billion in July to over US$2.5 billion for the month of October. Based on our estimation for the month of October, Crown Macau’s combined VIP and mass table game market share of the whole market was approximately 8%, continuing the positive growth trend and despite the introduction of a major new entrant into the market.

“We are very optimistic that we can continue to drive additional improvement at Crown Macau, as a result of our previously announced reconfiguration of the property to accommodate additional VIP capacity with a commensurate reduction in mass market and slot capacity. This reconfiguration reflects the positive reception Crown Macau has received from the market and complements our competitive advantage in the VIP segment driven by our market leading amenities and strong local relationships with junket operators.

“We believe that this reconfiguration will lead to significantly increased gaming activity at Crown Macau and an expansion of our already strong junket network. Our previously announced Gaming Promotion agreement with Ama International Limited has the potential to meaningfully accelerate this process, largely due to the working capital solution this agreement brings to the property. The physical reconfiguration of the property is scheduled for completion by December 1, and, pending satisfaction of certain conditions, we anticipate that full Ama operations will commence at Crown Macau by year end. Final table mix plans for the reconfiguration of Crown Macau is still being finalised. Following completion of the reconfiguration and based on our current plan, Crown Macau is expected to have approximately 187 VIP gaming tables, 57 mass market gaming tables, and 230 gaming machines.”

Company-wide Operating Results

Total revenue, net of rebates paid on rolling chip play, for the third quarter of 2007 was US$113.4 million, up from US$7.3 million in the third quarter of 2006. Results for the third quarter of 2007 include the operations of Crown Macau, which opened on May 12. The year over year revenue increase was driven primarily by the opening of Crown Macau.

Third quarter results also reflect the impact of the acquisition of the gaming sub-concession in September 2006, which resulted in a change in reporting of gaming revenues from the Company’s Mocha Clubs from a service fee basis prior to acquisition of the sub-concession, to gaming revenue based on net win after gaming taxes since the acquisition of the sub-concession.

Total group operating costs and expenses were US$159.7 million in the third quarter of 2007, up from US$16.9 million for the third quarter of 2006. The increase was largely attributable to the opening of Crown Macau and the commencement of amortization of the Company’s gaming sub-concession, increased amortization of land use rights for projects under development, and increased pre-opening, selling and marketing investment costs associated with the development of Crown Macau and City of Dreams. Pre-opening expense for the third quarter of 2007 was US$3.3 million, mainly associated with the final phase of opening of Crown Macau during July 2007.

Total non-operating income for the third quarter of 2007 was US$0.8 million, including US$1.9 million in interest income and US$1.0 million in net foreign exchange losses. Capitalized interest during the third quarter of 2007 was US$2.0 million.

The Company reported a net loss of US$45.2 million for the third quarter of 2007, compared to a net loss of US$7.7 million for the third quarter of 2006. Net loss per share for the third quarter of 2007 was US$0.037, compared to a net loss per share of US$0.015 in the third quarter of 2006.

Crown Macau 3Q Operating Performance

In the third quarter of 2007, net revenue at Crown Macau totaled US$97.6 million. Prior period comparisons are not available.

Adjusted EBITDA(1) at Crown Macau for the third quarter of 2007 was a deficit of US$10.4 million.

Our expected rolling chip table games hold percentage is 2.7%. In the VIP table games segment, rolling chip volume totaled US$4.8 billion for the third quarter of 2007. Actual rolling chip table games hold percentage (calculated before discounts and commissions) was significantly below expectation at 2.3%. Life-to-date of the property through November 13, rolling chip table games hold percentage is slightly below 2.5%.

In the mass market table games segment, drop (non rolling chip) totaled US$99.3 million and table-hold percentage was 17.4%. The expected range for mass market table games hold percentage is 16% - 18%.

Gaming machine handle (volume) was US$67.1 million and gaming machine revenue was US$4.2 million in the third quarter of 2007.

Total non-gaming revenue at Crown Macau in the third quarter was US$8.1 million. Occupancy in the third quarter of 2007 was 51.9% and the average daily rate (ADR) was US$233 per occupied room.

Mocha Clubs 3Q Operating Performance

Gaming revenue from the Company’s Mocha Clubs totaled US$19.8 million in the third quarter of 2007. Revenue for the third quarter of 2006, before the Company had acquired its gaming sub-concession, totaled US$5.7 million in the form of service fees received under the terms of a revenue-sharing service agreement with SJM, where the revenue share was calculated as 50% of net gaming revenues after deduction of Macau gaming tax at 39% of gross gaming revenue. On a pro forma basis (which assumes that the Mocha Clubs had operated under an owned gaming sub-concession during the third quarter of 2006), gaming revenue from the Mocha Clubs was essentially flat year-over-year, despite a reduction in the average number of gaming machines in service in third quarter 2007 as compared with third quarter 2006.

Mocha generated US$5.9 million of adjusted EBITDA (1) in the third quarter of 2007, which compares with US$1.1 million in the third quarter of 2006.

The Company’s seventh Mocha Club opened on October 3, 2007 at Mocha Square, a prime location in central Macau. It added approximately 130 gaming machines to our total existing installed base of gaming machines at Mocha Clubs. Additionally, the first phase of a two phase expansion of an existing facility at Hotel Royal opened in November and phase two is expected to open in January 2008. Taking into consideration both of these developments, Mocha Clubs is expected to have over 1,250 gaming machines by the end of January 2008.

In the third quarter of 2007, the number of gaming machines in operation at the Mocha Clubs averaged approximately 980 in six locations versus 1,015 in the third quarter of 2006. Average net win per gaming machine per day increased by 4.3% to US$220 from US$211 as compared with the same period last year. Over the same period, the total number of gaming machines in the Macau market as a whole more than doubled on a year-over-year basis.

Nine Month Results

For the nine month period ending September 30, 2007, the Company reported revenue of US$178.8 million versus US$18.2 million in the nine month period ending September 30, 2006. The year over year revenue increase was driven primarily by the opening of Crown Macau.

The Company reported a net loss of US$141.6 million for the nine month period ending September 30, 2007, compared to a net loss of US$20.5 million for the nine months ending September 30, 2006. The net loss per share for the first nine months of 2007 was US$0.117, compared to a net loss per share of US$0.041 for the year ago period.

City of Dreams Update

City of Dreams is on budget and remains targeted for opening by the end of March 2009. The initial phase opening will include substantially all of the 420,000 square foot casino and approximately 145,000 square feet of retail space, as well as the 370-room Hard Rock Hotel and Crown Towers Hotel, Cotai, with approximately 300 rooms, suites and villas.

The 1,000-room Grand Hyatt Macau hotel is scheduled to open in September 2009, and the 2,000-seat Theatre of Dreams is scheduled for completion in the first quarter of 2009. Opening night is expected before year-end 2009 following four to six months of rehearsals. The approximately 800 unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions.

The main podium superstructure works are now over 84% complete and roughly 40% of the hard costs associated with the project have been let to contractors. The Hard Rock hotel tower and Crown Towers hotel tower construction works have both progressed to the 9th floor.

Macau Peninsula Project Update

The Company continues to review and develop its plans for development of the Macau Peninsula project. Those plans are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements.

Financial Position and Capital Expenditure

Cash and cash equivalents as of September 30, 2007, including restricted cash, totaled US$599.1 million. Total outstanding debt at the end of the third quarter was US$614.3 million, consisting of $500 million from the draw down of the first tranche of our US$1.75 billion bank facility and US$114.3 million in loans from the Company’s two major shareholders. Total debt to shareholders’ equity ratio as of September 30, 2007 was 32%.

The Company priced its follow-on public offering at US$15.50 per ADS following market close on Wednesday, October 31. The offering comprised a public offering of 37,500,000 ADSs representing 112,500,000 ordinary shares with each ADS representing three ordinary shares of Melco PBL Entertainment. The Company raised roughly US$580 million in proceeds from this financing before fees.

Capital expenditure for the third quarter 2007 was US$163.6 million, bringing capital expenditure to US$560.2 million for the nine months ending September 30, 2007. Third quarter capital expenditure consisted of US$2.0 million for Crown Macau and US$157.5 million for City of Dreams. Total capital expenditure for City of Dreams in the first nine months of 2007 amounted to US$339.6 million.

Conference Call Information

The Company will hold a conference call to discuss its third quarter 2007 financial results on Wednesday, November 14, 2007, at 8:30 a.m. Eastern Time. All interested parties are invited to join the call by accessing a live audio webcast at the Company’s website: www.melco-pbl.com. Interested parties who wish to dial in should call the following numbers:

US Toll Free Number:	1.800.591.6923
Hong Kong Toll Free Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
US Toll Number: (for international callers)	1.617.614.4907

Passcode:	MPEL

Audio webcast is also available and it will be accessible on the following websites:

http://www.melco-pbl.com/eng/conferencecall.php or

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-

eventDetails&c=206322& eventID=1692359

A replay of the call will be available on the same day at 10:00 am ET (or 10:00 pm Hong Kong Time or November 15, 2007, 12:00 midnight Sydney Time or November 14, 2007, 3:00 pm Greenwich Mean Time) until November 28, 2007. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888

Passcode:	19551073

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs, which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our prospectus on Form F-1, filed on November 1, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

Non-GAAP financial measure

(1) “adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a Company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The Company has included schedules in the tables that accompany this release that reconcile operating income (loss) to adjusted EBITDA and adjusted EBITDA to net income (loss).

For further information, please contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Statements of Operations

(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino
- Affiliated customer	$—	$5,709	$—	$16,276
- External customers	109,314	1,273	173,575	1,273

Sub-total	109,314	6,982	173,575	17,549
Rooms	2,494	—	2,596	—
Food and beverage	5,406	567	7,182	1,247
Entertainment, retail and other	930	—	1,090	—

Gross revenues	118,144	7,549	184,443	18,796
Less: promotional allowances	(4,752)	(289)	(5,612)	(592)

Net revenues	113,392	7,260	178,831	18,204

OPERATING COSTS AND EXPENSES
Casino	(93,657)	(4,747)	(142,468)	(10,457)
Rooms	(2,952)	—	(6,970)	—
Food and beverage	(2,937)	(197)	(3,889)	(499)
Entertainment, retail and other	(17)	—	(17)	—
General and administrative	(15,234)	(2,042)	(36,595)	(4,473)
Selling and marketing	(9,703)	(1,899)	(28,075)	(2,291)
Pre-opening costs	(3,303)	(1,967)	(38,579)	(4,370)
Amortization of gaming subconcession	(14,274)	—	(42,868)	—
Amortization of land use rights	(4,245)	(3,378)	(12,748)	(8,081)
Depreciation and amortization	(13,355)	(2,693)	(25,347)	(7,321)
Impairment loss recognized on slot lounge services agreement	—	—	—	(7,640)

Total operating costs and expenses	(159,677)	(16,923)	(337,556)	(45,132)

OPERATING LOSS	(46,285)	(9,663)	(158,725)	(26,928)

NON-OPERATING (EXPENSES) INCOME
Interest income (expenses), net	1,922	127	13,538	(498)
Other finance costs	(130)	—	(130)	—
Foreign exchange gain (loss), net	(1,031)	36	1,477	155
Other, net	—	38	147	168

Total non-operating (expenses) income	761	201	15,032	(175)

LOSS BEFORE INCOME TAX	(45,524)	(9,462)	(143,693)	(27,103)
INCOME TAX CREDIT	321	23	2,081	1,602

LOSS BEFORE MINORITY INTERESTS	(45,203)	(9,439)	(141,612)	(25,501)
MINORITY INTERESTS	—	1,742	—	5,015

NET LOSS	$(45,203)	$(7,697)	$(141,612)	$(20,486)

LOSS PER SHARE:
Basic	$(0.037)	$(0.015)	$(0.117)	$(0.041)

Diluted	$(0.037)	$(0.015)	$(0.117)	$(0.041)

LOSS PER ADS:
Basic	$(0.112)	$(0.046)	$(0.352)	$(0.122)

Diluted	$(0.112)	$(0.046)	$(0.351)	$(0.122)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	1,208,043,646	503,663,004	1,207,348,454	503,663,004

Diluted	1,210,486,406	503,663,004	1,209,791,214	503,663,004

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Balance Sheet

(In Thousands of U.S. dollars)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$108,364	$583,996
Restricted cash	490,705	—
Accounts receivable	55,804	414
Amounts due from affiliated companies	—	152
Inventories	3,632	196
Prepaid expenses and other current assets	9,202	1,790

Total current assets	667,707	586,548

PROPERTY AND EQUIPMENT, NET	812,151	279,885
GAMING SUBCONCESSION	840,602	885,691
INTANGIBLE ASSETS, NET	4,209	4,220
GOODWILL	81,705	81,915
LONG TERM PREPAYMENT	4,816	1,100
DEFFERED FINANCING COST	46,754	—
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,821	12,853
LAND USE RIGHTS, NET	409,262	423,066
OTHER LONG TERM DEPOSITS	3,168	4,642

TOTAL	$2,883,195	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,019	$2,509
Accrued expenses and other current liabilities	286,114	97,369
Income tax payable	446	259
Capital lease obligations, due within one year	5	6
Amounts due to affiliated companies	8,216	10,611
Amounts due to shareholders	1,732	96,859

Total current liabilities	301,532	207,613

DEFERRED TAX LIABILITIES, NON-CURRENT	21,716	24,046
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	6	10
LOANS FROM SHAREHOLDERS	114,322	115,647
LAND USE RIGHTS PAYABLE	37,398	42,238
BANK LOAN	500,000	—
OTHER LONG TERM LIABILITIES	1,399	—

SHAREHOLDERS’ EQUITY
Ordinary shares	12,080	11,809
Additional paid-in capital	2,119,726	1,955,383
Accumulated other comprehensive (loss) income	(5,806)	740
Accumulated losses	(219,178)	(77,566)

Total shareholders’ equity	1,906,822	1,890,366

TOTAL	$2,883,195	$2,279,920

Melco PBL Entertainment (Macau) Limited

Reconciliation of Operating Income (Loss) to Adjusted EBITDA

(In Thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(23,602)	$3,008	$(25,691)	$(46,285)

Pre-opening Costs	2,396	—	907	3,303
Depreciation and Amortization	10,856	2,883	18,135	31,874
Stock-based Compensation	—	—	972	972
Marketing Expense Relating to Crown Macau Opening	—	—	378	378
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(10,350)	$5,891	$(5,299)	$(9,758)

	Three Months Ended September 30, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	$(4,408)	$(1,502)	$(3,753)	$(9,663)

Pre-opening Costs	1,580	24	363	1,967
Depreciation and Amortization	1,440	2,563	2,068	6,071
Stock-based Compensation	—	—	—	—
Marketing Expense Relating to Crown Macau Opening	—	—	—	—
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(1,388)	$1,085	$(1,322)	$(1,625)

Melco PBL Entertainment (Macau) Limited

Reconciliation of Adjusted EBTIDA to Net Loss

(In Thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(9,758)	$(1,625)

Pre-opening Expense	(3,303)	(1,967)
Depreciation and Amortization	(31,874)	(6,071)
Stock-based Compensation	(972)	—
Marketing Expense Relating to Crown Macau Opening	(378)	—
Impairment on Services Agreement	—	—
Interest and Other Income, Net	761	201
Provision for Income Taxes Credit	321	23
Minority Interest	—	1,742

Net Loss	$(45,203)	$(7,697)

Melco PBL Entertainment (Macau) Limited

Reconciliation of Operating Income (Loss) to Adjusted EBITDA

(In Thousands of U.S. dollars)

(Unaudited)

	Nine Months Ended September 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(85,025)	$8,998	$(82,698)	$(158,725)

Pre-opening Costs	36,985	—	1,594	38,579
Depreciation and Amortization	18,941	8,271	53,751	80,963
Stock-based Compensation	—	—	4,155	4,155
Marketing Expense Relating to Crown Macau Opening	2,500 (2)	—	9,459	11,959
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(26,599)	$17,269	$(13,739)	$(23,069)

	Nine Months Ended September 30, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	$(9,121)	$(10,395)	$(7,412)	$(26,928)

Pre-opening Costs	3,012	91	1,267	4,370
Depreciation and Amortization	4,186	7,092	4,124	15,402
Stock-based Compensation	—	—	—	—
Marketing Expense Relating to Crown Macau Opening	—	—	—	—
Impairment on Services Agreement	—	7,640	—	7,640

Adjusted EBITDA	$(1,923)	$4,428	$(2,021)	$484

(2)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco PBL Entertainment (Macau) Limited

Reconciliation of Adjusted EBTIDA to Net Loss

(In Thousands of U.S. dollars)

(Unaudited)

	Nine Months Ended Sep 30,
	2007	2006
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(23,069)	$484

Pre-opening Costs	(38,579)	(4,370)
Depreciation and Amortization	(80,963)	(15,402)
Stock-based Compensation	(4,155)	—
Marketing Expense Relating to Crown Macau Opening	(11,959)	—
Impairment on Services Agreement	—	(7,640)
Interest and Other Income (Expense), Net	15,032	(175)
Provision for Income Taxes Credit	2,081	1,602
Minority Interest	—	5,015

Net Loss	$(141,612)	$(20,486)

Melco PBL Entertainment (Macau) Limited

Supplemental Data Schedule

	Three months ended September 30,
	2007	2006
Crown Macau
Average number of table games	217	NA
Average number of gaming machines	532	NA
Period end number of table games	217	NA
Period end number of gaming machines	480	NA
Table games win per unit per day (3)	$6,451	NA
Gaming machines win per unit per day (4)	$85	NA
Average daily rate (5)	$233	NA
Occupancy	52%	NA
Revenue per available room (6)	$121	NA

(3)	Table games win per unit per day is shown before discounts and commissions
(4)	Gaming machines win per unit per day is shown before deducting cost for slot points
(5)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(6)	Revenue per available room is calculated by dividing total room revenue by total rooms available